THE SWISS HELVETIA FUND, INC.


Proxy Results (Unaudited)


At the annual stockholders' meeting held in May 2000, shareholders voted on the following proposals. The description of each proposal and number of shares voted are as follows:


1.  To elect the Swiss Helvetia Directors.


                            				Shares		Shares Voted
			                             	Voted			  Withheld
				                        For			  Authority

Paul Hottinguer		        		19,147,093			   2,825,916
Claude Mosseri-Marlio	       		19,135,550			   2,837,459
Stephen K. West, Esq.	       		19,125,233			   2,847,776


2. To ratify the selection of Deloitte & Touche LLP as the independent auditors of the Fund.


				For		       Against		Withheld		     No Vote

    				19,353,425		131,669		2,487,913	      	2


3.  To approve a stockholder advisory proposal.


				In favor of the proposal		Not in favor of the proposal

				         6,526,945			            15,446,064















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